

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2026

Christian Weedbrook
Chief Executive Officer
Xanadu Quantum Technologies Limited
777 Bay Street, Suite 2400
Toronto, Ontario M5G 2C8, Canada

> **Re: Xanadu Quantum Technologies Limited**
> **Registration Statement on Form F-1**
> **Filed May 22, 2026**
> **File No. 333-296148**

Dear Christian Weedbrook:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Grady Chang